Exhibit 99.1

Nano Labs Enters into Agreements with Shareholders to Convert Loans into Ordinary Shares

HANGZHOU, China, Sept. 6, 2023 /PRNewswire/ -- Nano Labs Ltd (Nasdaq: NA) (“we,” “the Company,” or “Nano Labs”), a leading fabless integrated circuit design company and product solution provider in China, announced today that it entered into agreements with Mr. Jianping Kong, its chairman and chief executive officer, and Mr. Qifeng Sun, its vice chairman, along with their respective affiliates (the “Lenders”) on September 5, 2023, to convert the interest-free loans from the Lenders in an aggregated amount of US$10 million (the “Loans”) into certain amount of Class A ordinary shares (the “Conversion”) in lieu of repayment of the Loans.

As previously announced on July 28, 2023, the Company entered into agreements with the Lenders for the Loans to fund the Company’s research and development initiatives directed towards the advancement of ASIC chips, smart-NICs, and vision computing chips. According to the subscription agreement entered into among the Company and the Lenders, a total of 19,157,087 Class A ordinary shares of the Company will be issued to the Lenders at a per share price of US$0.522 (or US$1.044 per ADS), being the average closing price over the previous 10 trading days as of September 5, 2023. Upon the closing of the Conversion, the Company will be released from any future liabilities or obligations under the terms of the Loans.

About Nano Labs Ltd

Nano Labs Ltd is a leading fabless integrated circuit (“IC”) design company and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips, high performance computing (“HPC”) chips, distributed computing and storage solutions, smart network interface cards (“NICs”) vision computing chips and distributed rendering. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. Nano Lab’s Cuckoo series are one of the first near-memory HTC chips available in the market with a maximum bandwidth of approximately 2.27 Tbps, as well as one of the first movers of the ASIC-based Grin mining market *. For more information, please visit the Company’s website at: https://ir.nano.cn/.

*According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor inquiries, please contact:

Nano Labs Ltd

ir@nano.cn

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com